INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

October 10, 2008

Introduction

This Management Discussion & Analysis (“MD&A”) for International Tower Hill Mines Ltd. (the “Company” or “ITH”) for the three months ended August 31, 2008 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of October 10, 2008 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended May 31, 2008 and interim unaudited consolidated financial statements for the three months ended August 31, 2008.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, the timing, cost and nature of future anticipated exploration programs and the results thereof, discovery and delineation of mineral resources/reserves, the anticipated preparation and timing of an updated 43-101 resource estimate at Livengood, the potential for a significant expansion of the estimated Livengood resources and business and financing plans.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's (“SEC”) mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

Cautionary Note Concerning Reserve and Resource Estimates

This MD&A and other information released by ITH use the terms “resources”, “inferred resources” and “indicated resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of inferred or indicated resources will ever be converted into reserves.  Inferred and indicated resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred or indicated resources will ever be upgraded to reserves.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred or indicated resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by ITH in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.  United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

Overall Performance

During the three months ended August 31, 2008 and to the date of the MD&A, the Company:

  continued with its extensive resource expansion drill program at the Livengood Project in Alaska, having now completed over 100 additional holes as of the beginning of October (45 holes with pending assays).  Ongoing results from this program continue to return encouraging results significantly expanding both tonnage and grade.
  completed follow-up surface exploration on the Chisna and BMP copper/gold/silver discoveries in Alaska.  Results from this work have been encouraging and additional work in planned for the 2009 field season.
  issued an aggregate of 3,749,881 common shares upon the exercise of outstanding share purchase warrants on August 4, 2008, thereby raising additional capital of $3,839,426.

The Company is currently completing a midyear resource update for the Livengood deposit that is anticipated to be completed in early November.  The Company plans to complete its 2008 Livengood drill program in early November and will begin work on a final year-end resource when all the assay results are retuned, with an anticipated completion date of late February of 2009.  Additionally the Company is planning to begin its winter drill program at Livengood in February, 2009, with the aim of continuing to expand this large open ended deposit.

Current Exploration Activities

Alaska Properties

General

As previously announced, the Company remains focused on the Livengood deposit as the ongoing drilling there is indicating significant growth potential at higher grades.  In addition, the Company is highly encouraged by the results from the 2008 exploration on its Chisna and BMP copper-gold projects in Alaska.  In addition, surface sampling was carried out on the West Pogo project this quarter and results are pending.

No significant work was carried out during the quarter, or to date, on the Terra, LMS, or Coffee Dome projects in Alaska or the Painted Hills and North Bullfrog projects in Nevada.

The Company has recently dropped its Gilles and West Tanana projects in Alaska as the Company has determined that, based on results to date, these projects do not fit its current focus and strategy.

Livengood

The Livengood project is owned 100% by ITH and is located in Alaska, 110 kilometres by road north of Fairbanks along the paved Elliot highway and Trans Alaska Oil Pipeline corridor.  ITH controls 100% of its 44 square kilometre land package, which is primarily comprised of leased land from the State of Alaska Mental Health Trust, plus mineral leases of patented and unpatented mineral claims from private landowners.

The primary target at Livengood is a sediment and volcanic hosted intrusion-related gold system, occurring in Devonian age rocks.  Mineralization has been intersected in all of the major rock units found within the main surface geochemical gold anomaly, which covers approximately 4 square kilometres.  The results to date indicate the Livengood project has potential for a large, near surface, bulk tonnage gold deposit (Figures 1 & 2).  At this time, the Company estimates that only 40% of the currently known mineralized zone has now been drilled.  The Livengood target is open in all directions and drilling results continues to expand the deposit.  Drilling in 2008 has focused on the NW trending western Core Zone which has now expanded to nearly 1,500 metres long and nearly 1,000 metres wide (Table 1).  A recent preliminary exploration hole to the east in another similar target to the Core Zone has generated early encouraging alteration and geochemical indicators, and assays are pending.

Table 1: Livengood – All 2008 Significant Drill Intercepts as of September 30, 2008.

(using a 0.25g/t cutoff with a maximum of 3 metres of internal waste)

Hole Number	From (m)	To (m)	Length (m)	g/t Gold

Reverse Circulation Holes
MK-RC-0001	138.68	204.22	65.54	1.56
includes	153.92	160.02	6.10	5.92
includes	182.88	190.50	7.62	4.82
MK-RC-0002	134.11	149.35	15.24	2.20
	153.92	167.64	13.72	1.38
	271.27	333.76	62.49	0.60
MK-RC-0003	115.82	140.21	24.39	0.62
MK-RC-0004	0.00	62.48	62.48	0.47
	102.11	108.20	6.09	0.83
	112.78	132.59	19.81	0.82
MK-RC-0005	1.52	33.53	32.01	1.63
includes	12.19	15.24	3.05	7.27
MK-RC-0006	214.88	259.08	44.20	0.67
	289.56	315.47	25.91	0.62
	330.71	350.52	19.81	0.81
MK-RC-0007	25.91	71.63	45.72	1.43
includes	44.20	50.29	6.09	7.69
	128.02	187.45	59.43	1.99
includes	128.02	132.59	4.57	13.70
includes	160.02	164.59	4.57	2.77
MK-RC-0008	10.67	210.31	199.64	1.44
includes	88.39	118.87	30.48	4.11
MK-RC-0009	62.48	100.58	38.10	0.58
	109.73	128.02	18.29	0.72
	170.69	193.55	22.86	0.54
MK-RC-0010	146.30	172.21	25.91	0.78
MK-RC-0011	7.62	36.58	28.96	0.44
	65.53	205.74	140.21	1.00
includes	114.30	118.87	4.57	5.92
MK-RC-0012	99.06	126.49	27.43	0.79
	138.68	274.32	135.64	0.56
MK-RC-0013	115.82	123.44	7.62	4.49
includes	118.87	121.92	3.05	10.59
	131.06	195.07	64.01	0.74
MK-RC-0014	181.36	185.93	4.57	0.71
MK-RC-0015		no significant results
MK-RC-0016		no significant results
MK-RC-0017	60.96	67.06	6.10	1.01
	102.11	155.45	53.34	0.73
MK-RC-0018	71.63	82.30	10.67	0.45
	111.25	118.87	7.62	0.98
	137.16	146.30	9.14	0.88
MK-RC-0019	1.52	15.24	13.72	0.37
MK-RC-0020	0.00	24.38	24.38	0.53
	76.20	91.44	15.24	0.72
	140.21	172.21	32.00	0.62
MK-RC-0021	4.57	24.38	19.81	0.60
	118.87	129.54	10.67	0.65
	146.30	156.97	10.67	0.88
MK-RC-0022	243.84	269.75	25.91	0.52
MK-RC-0023	74.68	89.92	15.24	1.18
includes	76.20	79.25	3.05	4.17
	114.30	181.36	67.06	0.95
	196.60	254.51	57.91	2.51
includes	230.12	236.22	6.10	17.64
MK-RC-0024	102.11	152.40	50.29	1.38
includes	138.68	144.78	6.10	6.52
MK-RC-0025	106.68	123.44	16.76	0.50
	201.17	213.36	12.19	0.66
MK-RC-0026	50.29	70.10	19.81	1.03
MK-RC-0027	0.00	9.14	9.14	1.07
	79.25	100.58	21.33	0.72
MK-RC-0028	3.05	7.62	4.57	1.11
	41.15	48.77	7.62	0.73
	51.82	57.91	6.09	0.97
MK-RC-0029		Assays Pending
MK-RC-0030	89.92	126.49	36.57	0.73
	132.59	202.69	70.10	0.83
	0.00	13.72	13.72	1.19
MK-RC-0031	0.00	15.24	15.24	2.00
includes	9.14	15.24	6.10	3.38
	42.67	204.22	161.55	1.02
includes	170.69	173.74	3.05	7.07
MK-RC-0032	33.53	57.91	24.38	0.43
MK-RC-0033	137.16	225.55	88.39	0.63
	249.94	288.04	38.10	1.33
MK-RC-0034	199.64	230.12	30.48	1.13
	245.36	284.99	39.63	1.94
includes	272.80	277.37	4.57	8.33
	291.08	303.28	12.20	1.29
MK-RC-0035	201.17	265.18	64.01	0.81
	283.46	312.42	28.96	0.40
MK-RC-0036	91.44	117.35	25.91	0.72
	121.92	192.02	70.10	0.64
	222.50	259.08	36.58	0.75
MK-RC-0037	202.69	231.65	28.96	1.32
	249.94	295.66	45.72	0.58
MK-RC-0038	86.87	99.06	12.19	0.38
MK-RC-0039	18.29	44.20	25.91	3.35
includes	18.29	27.43	9.14	8.59
	59.44	67.06	7.62	4.25
includes	64.01	65.53	1.52	18.55
	132.59	190.50	57.91	1.30
	210.31	277.37	67.06	0.53
MK-RC-0040	249.94	310.90	60.96	0.80
MK-RC-0041	39.62	70.10	30.48	0.69
	83.82	153.92	70.10	0.74
MK-RC-0042	57.91	74.68	16.77	0.92
	175.26	227.08	51.82	0.41
MK-RC-0043	48.77	80.77	32.00	0.83
	85.34	117.35	32.01	1.04
	118.87	228.60	109.73	1.42
includes	129.54	137.16	7.62	4.24
includes	155.45	156.97	1.52	22.60
MK-RC-0044	97.54	124.97	27.43	0.84
	129.54	141.73	12.19	2.91
	152.40	164.59	12.19	0.62
	167.64	195.07	27.43	0.61
MK-RC-0045	80.77	103.63	22.86	1.79
includes	82.30	88.39	6.09	4.60
	109.73	129.54	19.81	0.76
	134.11	257.56	123.45	1.04
MK-RC-0046	53.34	112.78	59.44	0.90
	115.82	146.30	30.48	0.83
	236.22	266.70	30.48	0.64
MK-RC-0047	188.98	222.50	33.52	0.60
	227.08	262.13	35.05	0.91
MK-RC-0048	204.22	262.13	57.91	0.92
MK-RC-0049	68.58	86.87	18.29	0.54
	182.88	225.55	42.67	0.50
MK-RC-0050	178.31	265.18	79.25	1.16
includes	192.02	204.22	12.20	1.95
MK-RC-0051	147.83	173.74	25.91	0.57
MK-RC-0052	3.05	36.58	33.53	0.85
	106.68	115.82	9.14	1.30
	205.74	249.94	44.20	0.74
MK-RC-0053	109.73	153.92	44.19	0.71
includes	128.02	138.68	10.66	1.23
MK-RC-0054	181.36	251.46	70.10	0.81
	227.08	237.74	10.66	1.63
includes	254.51	323.09	68.58	0.61
MK-RC-0055	88.39	114.30	25.91	0.65
MK-RC-0056		Assays Pending
MK-RC-0057	85.34	86.87	1.53	0.54
	167.64	182.88	15.24	1.49
	167.64	173.74	6.10	3.04
	193.55	216.41	22.86	0.76
MK-RC-0058		No Significant Results
MK-RC-0059		Assays Pending
MK-RC-0060	111.25	117.35	6.10	4.14
	163.07	178.31	15.24	0.87
	196.60	228.60	32.00	0.58
	254.51	336.80	82.29	1.10

Core Holes
MK-08-27	36.79	52.42	15.63	1.06
MK-08-28	100.25	117.53	17.28	0.67
	188.26	202.80	14.54	0.95
MK-08-29	149.35	154.78	5.43	1.67
MK-08-30	52.73	61.87	9.14	3.53
	68.77	82.19	13.42	2.31
	127.90	170.08	42.18	1.21

Trenches
MK-08-TR01	0.00	16.61	16.61	0.64
MK-08-TR02	0.00	18.29	18.29	0.90
MK-08-TR03	1.07	4.11	3.04	0.76
MK-08-TR04	9.75	12.65	2.90	1.01

These latest results continue to expand the western higher grade zone and highlight the large potential of this part of the deposit as well as significant expansion potential to the east (Table 2).  In addition, the Company has begun to see an additional thick zone of sediment hosted gold at depth which, in some cases, is increasing in grade.  This new information is indicating that the deposit may have significant upside at depth for large additions to the resource base.  The ongoing results from the Livengood drilling continue to reinforce the Company’s belief that the project has high potential to host a major new North American gold discovery.

Table 2:   Mineralization Summary for all Drill Holes Completed To Date

Livengood Project Alaska

Hole ID	Total Length (m)	Length Mineralized (m)*	Average Grade Mineralized Section g/t	% of hole Mineralized
BAF-1	213.40	68.50	0.74	32%
BAF-2	152.40	24.40	0.48	16%
BAF-3	150.90	32.20	0.62	21%
BAF-4	216.40	108.30	0.58	50%
BAF-5	189.90	50.30	0.43	26%
BAF-6	134.10	70.10	0.53	52%
BAF-7	304.80	190.20	0.96	62%
BAF-8	152.40	65.80	0.80	43%
MK-04-01	109.73	13.71	1.63	12%
MK-04-02	305.71	77.55	0.75	25%
MK-04-03	208.79	103.72	0.69	50%
MK-04-04	137.77	22.62	0.61	16%
MK-06-05	305.10	41.60	0.69	14%
MK-06-06	205.44	16.54	0.70	8%
MK-06-07	276.45	127.14	1.44	46%
MK-06-08	288.34	44.02	0.83	15%
MK-07-12	282.85	41.89	1.07	15%
MK-07-13	351.13	162.93	0.63	46%
MK-07-14	44.81	16.06	0.56	36%
MK-07-15	281.64	133.09	1.07	47%
MK-07-16	332.84	74.03	0.58	22%
MK-07-17	421.84	93.48	0.65	22%
MK-07-18	301.14	141.18	2.01	47%
MK-07-19	436.17	168.09	0.61	39%
MK-07-20	244.30	149.94	0.88	61%
MK-07-21	309.98	128.31	0.76	41%
MK-07-22	382.83	144.92	0.74	38%
MK-07-23	290.17	154.84	0.77	53%
MK-07-24	372.16	76.40	0.60	21%
MK-07-25	330.40	25.91	0.65	8%
MK-RC-0001	321.56	121.92	1.14	38%
MK-RC-0002	335.28	135.65	0.86	40%
MK-RC-0003	222.50	65.57	0.47	29%
MK-RC-0004	274.32	150.88	0.56	55%
MK-RC-0005	269.75	74.69	0.91	28%
MK-RC-0006	353.57	178.32	0.71	50%
MK-RC-0007	286.51	160.04	1.32	56%
MK-RC-0008	213.36	202.69	1.42	95%
MK-RC-0009	246.89	135.63	0.58	55%
MK-RC-0010	240.79	57.92	0.73	24%
MK-RC-0011	225.55	184.41	0.91	82%
MK-RC-0012	307.85	188.98	0.60	61%
MK-RC-0013	225.55	88.39	1.07	39%
MK-RC-0014	217.93	15.25	0.46	7%
MK-RC-0015	195.07	30.48	0.39	16%
MK-RC-0016	134.11	0.00	0.00	0%
MK-RC-0017	297.18	123.45	0.61	42%
MK-RC-0018	252.98	80.77	0.57	32%
MK-RC-0019	54.86	15.25	0.36	28%
MK-RC-0020	213.36	97.51	0.56	46%
MK-RC-0021	213.36	62.48	0.59	29%
MK-RC-0022	280.42	82.30	0.49	29%
MK-RC-0023	288.04	170.68	1.44	59%
MK-RC-0024	207.26	80.75	1.04	39%
MK-RC-0025	213.36	59.42	0.53	28%
MK-RC-0026	167.64	39.61	0.84	24%
MK-RC-0027	131.06	54.83	0.75	42%
MK-RC-0028	92.96	22.85	0.81	25%
MK-RC-0029	256.03		Assays Pending
MK-RC-0030	243.84	153.93	0.78	63%
MK-RC-0031	303.28	236.21	0.98	78%
MK-RC-0032	91.44	44.19	0.45	48%
MK-RC-0033	335.28	208.77	0.79	62%
MK-RC-0034	365.76	184.40	1.06	50%
MK-RC-0035	330.71	128.03	0.70	39%
MK-RC-0036	259.08	175.26	0.66	68%
MK-RC-0037	295.66	100.59	0.83	34%
MK-RC-0038	234.70	50.28	0.44	21%
MK-RC-0039	277.37	181.36	1.39	65%
MK-RC-0040	335.28	137.17	0.64	41%
MK-RC-0041	262.13	176.78	0.61	67%
MK-RC-0042	274.32	129.54	0.60	47%
MK-RC-0043	265.18	213.37	1.17	80%
MK-RC-0044	237.74	103.61	0.92	44%
MK-RC-0045	316.99	227.08	0.98	72%
MK-RC-0046	323.09	164.59	0.76	51%
MK-RC-0047	262.13	79.23	0.77	30%
MK-RC-0048	350.52	124.96	0.74	36%
MK-RC-0049	274.32	111.24	0.53	41%
MK-RC-0050	265.18	89.92	1.14	34%
MK-RC-0051	239.27	102.11	0.66	43%
MK-RC-0052	249.94	115.83	0.77	46%
MK-RC-0053	204.22	67.05	0.65	33%
MK-RC-0054	341.38	155.44	0.74	46%
MK-RC-0055	262.13	103.60	0.59	40%
MK-RC-0056			Assays Pending
MK-RC-0057	304.80	53.33	0.93	17%
MK-RC-0058	213.36	1.53	0.30	1%
MK-RC-0059			Assays Pending
MK-RC-0060	336.80	163.07	1.00	48%
MK-08-27	201.78	55.41	0.69	27%
MK-08-28	229.21	104.31	0.88	46%
MK-08-29	266.70	27.29	0.80	10%
MK-08-30	345.19	147.95	1.35	43%

•

Criteria – intervals calculated at a 0.25 g/t gold cutoff and can include up to 3 metres of internal waste.  All intervals are summed for the hole to create an average grade and total thickness for all intervals above cutoff.

Figure 1. Plan map showing distribution of ITH drilling and status of assaying as of September 29, 2008. Drilling has quadrupled the size of the 2007 drill area, focusing on expanding higher grade Core Zone.  The collars of holes with continuous intercepts of greater than 50 metres width and greater than 1 g/t gold are highlighted.

Figure 2: Section 428925 illustrating the general geology of the Livengood deposit and distribution of gold mineralization.  The histogram on the right side of the drill traces reflects the arsenic content, which has a high correlation to gold values (note the histograms for the pending holes).

Chisna and BMP

The 2008 field work on the Chisna and BMP projects has expanded and defined zones of alteration and visible mineralization on both projects, although all of the assay results are not currently complete.  The Company is encouraged with the initial results from both projects, and is looking forward to receiving and assessing the full suite of samples and geologic data from these two large and well mineralized areas.  The Company expects to announce the new results shortly from both projects.

AngloGold Alaskan Property Interest Acquisition

The Company has received regulatory acceptance of the terms of the purchase agreement dated June 6, 2008, among AngloGold, the Company and Talon Gold Alaska, Inc. (the Company’s wholly owned Alaskan subsidiary) (“Talon”), pursuant to which Talon will acquire all of the right, title and interest of AngloGold in the Terra and LMS projects (including AngloGold’s right of first offer on any disposition thereof by Talon) and AngloGold will relinquish its right of first offer on the West Pogo project.  The Company is presently in the process of closing the transaction and anticipates that this will occur prior to the end of October, 2008.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by NI 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this MD&A with respect to the Company’s mineral properties.  Mr. Pontius is not independent as he is the President and Chief Executive Officer of the Company and holds incentive stock options and common shares.

The work programs at the Company’s Alaska and Nevada properties have been designed and are supervised by Dr. Russell Myers, Vice President - Exploration of Talon Gold (US) LLC (a wholly owned subsidiary of the Company responsible for carrying out the exploration programs on the Company’s mineral properties), and, with respect to the North Bullfrog project, by Jacob Margolis, Exploration Manager of Redstar Gold Corporation, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at each project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex in Vancouver, B.C. for assay.  Some preparation work with respect to the Alaskan projects is carried out at ALS Chemex in Fairbanks, Alaska.  All geochemical samples are secured and shipped to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Alaskan and Nevada property interests (which are primarily early stage exploration properties with no known reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business:  Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of the minerals that may be contained in any mineral deposit that may be discovered by the Company will be such that such property could be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option and lease agreements it has entered in could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in the United States of America where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian and United States dollars.  The Company’s operations in the United States of America and its payment commitments and exploration expenditures under the various agreements governing its rights to the Alaskan mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

United States General Mining Law of 1872:  In recent years, the U.S. Congress has considered a number of proposed amendments to the United States General Mining Law of 1872, as amended (the “General Mining Law”), which governs mining claims and related activities on U.S. federal lands (such as in connection with certain areas of the Company’s North Bullfrog and Painted Hills projects).  Although no such legislation has been adopted to date, there can be no assurances that such legislation will not be adopted in the future.  If ever adopted, such legislation could, among other things, impose royalties on gold production from currently unpatented mining claims located on U.S. federal lands.  If such legislation is ever adopted, it could reduce the amount of future exploration and development activity conducted by the Company on such U.S. federal lands. In addition, in 1992, a holding fee of $100 per claim was imposed upon unpatented mining claims located on U.S. federal lands.  In October 1994, a moratorium on the processing of new patent applications was approved.  While such moratorium currently remains in effect, its future is unclear.

Uncertainty of Resource Estimates/Reserves:  Unless otherwise indicated, mineralization figures presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists.  These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  There can be no assurance that:

• these estimates will be accurate;

• reserves, resource or other mineralization figures will be accurate; or

• this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience.  In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results.  There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.  The resource estimates contained in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for gold, silver, copper or other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.  The Company has not established the presence of any proven and probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves at any of the Company’s mineral properties.  The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Title to Mineral Properties:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Selected Financial Information

Selected Annual Information

Description	May 31, 2008 $	May 31, 2007 $	May 31, 2006 $
	(annual)	(annual)	(annual)
Interest Income	603,094	248,591	348

Consulting	293,270	3,465,383	60,000
Property investigation	110,809	128,535	20,881
Professional fees	203,428	187,663	18,635
Investor relations	782,560	734,593	-
Foreign exchange gain	116,912	9,193	-

Loss for the year	(2,420,090)	(8,666,021)	(127,228)
Per share	(0.06)	(0.32)	(0.01)
Total Current Assets	11,325,201	22,119,247	20,415
Mineral Properties	23,151,228	13,387,113	1,030,316
Long term financial liabilities	0	0	0
Cash dividends	N/A	N/A	N/A

The variation seen over such years is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.  The variation in income is related to the interest earned on funds held by the Company which, being dependent upon the success of the Company in raising the required financing for its activities, is also difficult to predict.

Summary of Quarterly Results

Description	August 31, 2008	May 31, 2008	February 29, 2008	November 30, 2007	August 31, 2007	May 31, 2007	February 28, 2007	November 30, 2006
Interest Income	$ 70,653	$107,915	$ 152,319	$ 211,436	$ 131,424	$ 89,224	$ 63,898	$ 69,173
Net loss for period	(835,948)	(372,907)	(1,070,039)	(445,900)	(531,244)	(2,216,684)	(4,699,290)	(1,391,652)
Per share	(0.02)	(0.01)	(0.03)	(0.01)	(0.01)	(0.32)	(0.26)	(0.08)

Results of Operations

For the three months ended August 31, 2008, the Company had a net loss of $835,948 or $0.02 per share as compared to a net loss of $531,244 or $0.01 per share for the equivalent period in the prior year.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.  Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Three months ended August 31, 2008 compared with three months ended August 31, 2007

For the three months ended August 31, 2008, the Company incurred losses of $835,948 as compared to a loss of $531,244 for the same period of the prior year.  The increased loss is partially due to the recognition of an unrealized loss of $133,250 on the Company’s “held for trading” investment in Millrock Resources Inc. common shares.

General and administrative (operating) expenses for the period totalled $716,949 compared to $647,716 in 2007.  The major expense categories which increased consisted of investor relations of $160,625 (2007 - $112,065), and travel expenses of $74,843 (2007 - $34,530), all as a result of more promotional activities occurring in the current period.  Consulting costs of $45,000 (2007 - $23,818) were up due to the commencement of the payment of monthly retainer fees to independent directors.  Property investigation expense decreased to $74,449 compared to $117,759 for the prior period.  The decrease was due to more focused exploration activities in Alaska and Nevada.  Regulatory expenses reduced to $8,175 compared to $49,304 in the same period of prior year due to the timing of the Company’s financings which closed in May, 2007.

The allocation of stock-based compensation expenses to these categories is as follows:

August 31, 2008	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 120,536	$ 40,089	$ 160,625

August 31, 2007	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 53,006	$ 59,059	$ 112,065

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants issued in connection with such private placements.  However, the exercise of warrants is dependent primarily on the market price of the Company’s securities at or near the expiry date of such warrants (over which the Company has no control) and therefore there can be no guarantee that any existing warrants will be exercised.  In addition, the Company can raise funds through the sale of interests in its mineral properties.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.  When acquiring an interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash.

As at August 31, 2008, the Company reported cash and cash equivalents of $10,825,468 compared to $10,859,942 as at May 31, 2008.  The decrease in cash was net result of the issuance of the shares for warrants and broker compensation options exercised for the total amount of $4,015,986 and the mineral property acquisition and exploration costs of $3,489,820 incurred during the three month period.

As at August 31, 2008, the Company had working capital of $9,856,886, compared to a working capital of $10,600,403 as at May 31, 2008.  The current cash and cash equivalents are sufficient to meet the Company’s anticipated cash requirements for the fiscal year ending May 31, 2009.

During the three months ended August 31, 2008, the Company issued 3,570,790 shares upon the exercise of warrants at $1.00 per share and 179,091 shares upon the exercise of warrants at $1.50 per share for the total proceeds of $3,839,427.  In addition, the Company issued 135,815 shares pursuant to the exercise of agent’s options at $1.30 per share for the proceeds of $176,560.

The Company expects that it will operate at a loss for the foreseeable future and that it will require additional financing to fund further exploration of current mineral properties or to acquire additional mineral properties. The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of options or warrants) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Nevada, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks.

The following table discloses the Company’s contractual obligations for optional mineral property payments and work commitments and committed office and equipment lease obligations.  The Company does not have any long-term debt or loan obligations.  Under the terms of several of the Company’s mineral property option and purchase agreements and the terms of the unpatented mineral claims held by it, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, make payments to government authorities and incur assessment work expenditures as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties.  If the Company is unable or unwilling to make any such payments or incur and such expenditures, it is likely that the Company would lose or forfeit its rights to acquire or hold the related mineral properties.  The following table assumes that the Company retains the rights to all of its current properties and completes the earn-ins for all of its current option agreements, and that none of its joint venture partners contribute following the Company having exercised its existing options.

Contractual Obligations	Payments Due by Period(6)
	Total	Prior to May 31, 2009 (9 months)	June 1, 2009 to May 31, 2012 (36 months)	June 1, 2012 to May 31, 2015 (36 months)
Mineral Property Leases(1)(3)(5)	8,664,025	1,096,535	3,716,925	3,850,565
Option Agreements(1)(2)(7)	3,779,300	120,000	3,659,300	Nil
Mining Claim Government Fees	4,920,615	686,925	1,926,465	2,307,225
Office and Equipment Lease Obligations(4)	486,000	54,000	216,000	216,000
Total Contractual Obligations	17,849,940	1,957,460	9,518,690	6,373,790

Notes:

1.

Does not include value of common shares required to be issued, but does include work expenditures required to be incurred under underlying leases.

2.

Includes the work expenditures required to be incurred by the Company in order to earn a 60% interest under the option with Redstar.

3.

Does not include potential royalties that may be payable (other than annual minimum royalty payments).

4.

Assumes that current office and storage leases are extended beyond current termination dates at the same terms.

5.

Includes leases subject to option agreements with Redstar and AngloGold.

6.

Assumes CAD and USD at par.

7.

Assumes completion of acquisition of AngloGold interest in LMS and Terra properties (and consequent termination of existing option/joint venture agreements and earn-in expenditure requirements), and expenditures and payments necessary to complete earn-in to 60% in North Bullfrog and Painted Hills projects, but does not include any expenditures on a feasibility study as required to earn an additional 10% interest in these properties.  Does not reflect 5% operator’s fee credited to the Company.

Transactions with Related Parties

During the three months ended August 31, 2008, the Company paid $103,511 (2007 - $105,812) in consulting, rent, management fees and salaries to officers, directors and companies controlled by directors of the Company and $13,725 (2007 - $8,370)) in rent and management fees to a company with common officers and directors. These figures do not include stock-based compensation.

At August 31, 2008, included in accounts payable and accrued liabilities was $6,948 (May 31, 2008 - $Nil) in expenses owing to the directors and officer of the Company and $4,667 (May 31, 2008 - $18,032) to a company related by common directors.  Professional fees include amounts paid to a law firm of which a director is a shareholder.

These amounts were unsecured, non-interest bearing and had no fixed terms of repayment. Accordingly, fair value could not be readily determined.

The Company has entered into a retainer agreement dated August 1, 2008 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company.  Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $50,000 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice). An officer of the Company is a director and shareholder of LWTLC.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions that the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

Critical Accounting Estimates

The preparation of the Company’s financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments, which include cash, marketable securities, GST recoverable, prepaid expenses and deposits, Government of Canada Treasury Bills, Banker’s Acceptances, accounts payable and accrued liabilities, and due to related parties approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash at August 31, 2008 was $10,825,468 of which $377,339 was held in US dollars.

The Company’s receivables and payables at August 31, 2008 were normal course business items that are settled on a regular basis.  The Company’s investment in Millrock Resources Inc. is carried at quoted market value, and is classified as “available for sale” for accounting purposes.  The Company has no current plans to dispose of any significant portion of its investments in Millrock.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that all relevant information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure and such information can be recorded, processed, summarized and reported within the time periods specified by applicable regulatory authorities.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at August 31, 2008 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of August 31, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Changes in Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period ended August 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure of Outstanding Share Data

Shares

The authorized share capital consists of 500,000,000 common shares without par value.  As at August 31, 2008 there were 43,829,588 common shares issued and outstanding, and as at the date of this MD&A there were 43,854,588 shares outstanding.

Options

A summary of the status of the stock option plan as of August 31, 2008, and changes during the year is presented below:

	August 31, 2008		May 31, 2008 (audited)
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Options outstanding, opening:	4,589,175	$ 2.64	4,313,296	$ 2.70
Granted	-	$ -	290,000	$ 1.52
Exercised	(135,815)	$1.30	(14,121)	$ 1.30
Options outstanding, ending:	4,453,360	$2.64	4,589,175	$ 2.64

Stock options outstanding are as follows:

	August 31, 2008			May 31, 2008 (audited)
Expiry Date	Exercise Price	Number of Shares	Exercisable at Period End	Exercise Price	Number of Shares	Exercisable at Year End

August 4, 2008	$1.30	-	-	$1.30	135,815	135,815
January 26, 2009	$2.70	2,830,000	2,830,000	$2.70	2,830,000	2,830,000
May 9, 2009	$2.70	488,360	488,360	$2.70	488,360	488,360
May 23, 2009	$2.95	845,000	845,000	$2.95	845,000	845,000
January 16, 2010	$1.52	190,000	187,500	$1.52	190,000	182,500
February 1, 2010	$2.15	100,000	50,000	$2.15	100,000	25,000
		4,453,360	4,400,860		4,589,175	4,506,675

Following review and approval by the Company’s Compensation Committee, on July 16, 2008 the Board of Directors amended the expiry dates and exercise prices of an aggregate of 3,675,000 outstanding incentive stock options to extend the expiry date for up to eighteen months, such that all such options (which were originally granted for a period of two years and which have expiry dates ranging from January 26, 2009 to May 23, 2009) will now expire on July 16, 2010; and to reduce the exercise prices (which currently range from CAD 2.70 to 2.95, with a weighted average exercise price of CAD 2.75) to CAD 1.75.  An aggregate of 2,405,000 of these options are held by insiders and, in accordance with the requirements of the TSX Venture Exchange’s policies, the amendments to such options are subject to the approval of the Company’s “disinterested” shareholders.  Accordingly, approval to the amendments to these insider options will be sought at the 2008 annual general meeting of the shareholders of ITH to be held on Tuesday, October 21, 2008.

The Board of Directors believe that the stock option repricing is justified, as current management has been working steadily to deliver on its promise to create shareholder value (having identified significant inferred gold resources and currently pushing forward with an aggressive exploration programs to increase those resources and identify additional ones) but the results, and the value thereby created, are not being appropriately recognized in the current market or reflected in the Company’s share price through no fault of management.  The Directors are therefore of the view that the resetting of the exercise price of these options will restore the appropriate incentive to management that the grant of stock options is intended to provide.

Warrants

Warrant transactions are summarized as follows:

	August 31, 2008		May 31, 2008 (audited)
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants exercisable, beginning of period	13,384,666	$2.21	15,070,208	$2.04
Exercised	(3,749,881)	$1.02	(1,685,542)	$0.71
Expired	(2,118,043)	$1.50	-	-
Warrants exercisable, end of period	7,516,742	$3.00	13,384,666	$2.21

Warrants outstanding are as follows:

	August 31, 2008		May 31, 2008 (audited)
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

August 4, 2008	-	$1.00	3,572,954	$1.00
August 4, 2008	-	$1.50	2,247,492	$1.50
August 4, 2008 – commission warrants	-	$1.50	47,478	$1.50
May 9, 2009	7,304,500	$3.00	7,304,500	$3.00
May 9, 2009 – commission warrants	212,242	$3.00	212,242	$3.00
Warrants exercisable, end of period	7,516,742	$3.00	13,384,666	$2.21

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.ithmines.com.  Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.